Exhibit 99.1

ReneSola Completes the Disposition of
Manufacturing and LED Distribution Businesses and Related Liabilities

SHANGHAI, China, September 29, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully-integrated solar project developer and operator, today announced the completion of the closing (the “Closing”) of the transactions (the “Transactions”) contemplated by the previously announced share purchase and subscription agreement (the “SPA”) with Mr. Xianshou Li, Chairman and Chief Executive Officer of the Company (the “Buyer”).

In accordance with the terms of the SPA, (i) the Company has transferred to the Buyer substantially all of the Company’s assets and liabilities related to its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business (the “Transferred Businesses”) through a transfer of all the share capital in ReneSola Singapore Pte. Ltd. (“SGP”) to the Buyer, as a result of which bank borrowings in excess of RMB 3 billion related to the Transferred Businesses will no longer be consolidated on the Company’s balance sheet, (ii) SGP has agreed to cancel approximately $217.3 million of accounts and other payable owed by the Company, and (iii) the Company has issued 180 million shares of no par value per share of the Company (“Shares”) to SGP. Immediately following the Closing, the Buyer beneficially owned, directly or indirectly through SGP and other intermediaries, approximately 57.3% of the total issued and outstanding Shares of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com